UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               May 10, 2019

  Via E-Mail

  Christopher P. Davis
  Kleinberg, Kaplan, Wolff & Cohen, P.C.
  551 Fifth Avenue
  New York, New York 10176

          Re:     CSS Industries Inc.
                  DFAN14A filed May 2, 2019
                  Filed by Varana Capital Focused, LP et al.
                  File No. 1-02661

  Dear Mr. Davis:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above and have the following comments.

  Press Release dated May 2, 2019

      1. In this proxy contest, you have nominated more nominees than there are current board members of CSS Industries, Inc. ("Company"). The title of your press release is "Verana
         Capital Seeks Overhaul of the Board of CSS Industries." While you have reserved the right to seek to replace, "some or all" of the current board of directors, where there is a possibility that you will seek to replace all or a majority, we believe the statement that
         "no change of control is at stake" here is likely to confuse shareholders. You appear to be limiting your definition of a change of control to a purchase of a majority equity stake in the Company. However, it is not clear that the phrase or term is so narrowly defined in common corporate usage. For example, so-called "change in control" provisions in debt covenants are often triggered by a change in majority control of a board, and may become an issue in this contest. In future soliciting materials, avoid making such an assertion unless you ultimately solicit a minority slate.

      2. In multiple places, the press release presents statements of opinion or belief as facts. In future soliciting materials, including the proxy statement when it is filed, please make clear that you are clearly characterizing your own opinions or beliefs as such.
 Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
May 10, 2019
Page 2


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions